CVC Funding, LLC

(A Wholly Owned Subsidiary of CVC Credit Partners, LLC)

Statement of Financial Condition

Pursuant to Rule 17a-5(e)(3) under the

Securities and Exchange Act of 1934

December 31, 2017

(With Reports of independent Registered Public Accounting Firm Therein)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CVC FUNDING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVE, 43RD FL
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name -- *if individual, state last, first, middle name*)

2001 MARKET STREET	PHILADELPHIA	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Robert Squire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CVC Funding LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

ERICA GAEL SCHONBERG
NOTARY PUBLIC
ID Number
01SC6224981
Comm. Expires
July 19, 2018
QUALIFIED IN NEW YORK COUNTY
STATE OF NEW YORK

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CVC Funding, LLC
(A Wholly Owned Subsidiary of CVC Credit Partners, LLC)
Index

For the Year Ended December 31, 2017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
Two Commerce Square
2001 Market Street. Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Member
CVC Funding, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of CVC Funding, LLC (a Delaware limited liability company) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2016.

Philadelphia, Pennsylvania

February 27, 2018

CVC Funding, LLC
(A Wholly Owned Subsidiary of CVC Credit Partners, LLC)
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	9,378,378
Due from Parent		6,490,568
Prepaid Expenses		71,089
Deferred Tax Assets		7,425
Total Assets	$	15,947,460
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued Expenses	$	7,524,164
Due to Parent		4,678,781
Accounts Payable		68,787
Total Liabilities		12,271,732
Member's Equity		3,675,728
Total Liabilities and Member's Equity	$	15,947,460

See accompanying notes to financial statement.

CVC Funding, LLC
(A Wholly Owned Subsidiary of CVC Credit Partners, LLC)

Notes to Financial Statement
DECEMBER 31, 2017

1. Nature of business

Nature of Business

CVC Funding, LLC (the "Company"), is a State of Delaware limited liability company formed on June 3, 2015. The Company is wholly-owned by CVC Credit Partners LLC. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts primarily as finder and/or placement agent to its own proprietary funds, as well as affiliated funds under Rule 506 of Regulation D and Regulation S. Fund sales in which the Company engages generally involves securities that are not registered with the SEC pursuant to the Securities Act of 1933 and that are offered by private equity funds or funds that are also not registered with the SEC pursuant to the Investment Company Act of 1940.

2. Summary of significant account policies

Basis of Presentation

The accompanying financial statement are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal and state/local income tax returns of the Parent. The Company utilizes a separate-company return method to record income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of enacted the tax laws.
.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances in one financial institution. The deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2017, the Company had $9,128,378 in excess of the FDIC insured limit. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. Related party transactions

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of travel, insurance, accounting services, personnel and other general and administrative services. For the year ended December 31, 2017, the total amount incurred by the Company under this agreement was $1,654,457. The total due to Parent not including tax was $4,010,920 at December 31, 2017. In addition to this total, a federal and state income tax payable to the parent is assessed on the year to date ordinary income. There is a $667,861 income tax payable to the Parent at December 31, 2017, which includes unpaid balance from December 31, 2016. Total due to Parent is $4,678,781 at December 31, 2017

The total receivable amount from Parent is $6,490,568.

5. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $1,118,000, which was approximately $567,000 in excess of its minimum requirement of approximately $551,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2017, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

7. Income taxes

The following table details the components of the Company's income tax expense/ (benefit) from continuing operations for 2017:

	Year Ended December 31, 2017
Current income tax expense	
Federal	$ 529,590
State	65,856
Total current income tax expense	595,446
Deferred tax (benefit)/expense:	
Federal	5,297
State	(611)
Total deferred income tax expense	4,686
Total income tax expense	$ 600,132

CVC Funding, LLC
(A Wholly Owned Subsidiary of CVC Credit Partners, LLC)

Notes to Financial Statement
DECEMBER 31, 2017

The Tax Cuts and Jobs Act ("Tax Act") was enacted on December 22, 2017. The Tax Act reduces the U.S. corporate rate from 35% to 21% beginning in 2018.The Company re-measured its deferred tax assets based on the rates at which they are expected to reverse in the future, which is 21%. As a result, the Company recorded $4,277 of income tax expense related to the re-measurement of the deferred tax balance for the year ended December 31, 2017.

Deferred tax assets (liabilities) are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the year ended December 31, 2017 was 47.09%. This rate was mainly comprised of the Company's pre-tax income adjusted for meal and entertainment and state income tax expense.

The components of the Company's deferred tax assets, net, relate to capitalized startup costs.

The Company is subject to examination by the U.S. Internal Revenue Service ("IRS") and by the taxing authorities in states the Company has significant business operations, such as New York. The Company is subject to IRS and state/local tax examinations for years including and subsequent to 2015.

A tax position should only be recognized if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company classifies any tax penalties as general and administrative expenses and any interest as interest expense. The Company does not have any unrecognized tax benefits.

8. Revenue from Contracts with Customers (ASC 606)

In 2014, Financial Accounting Standards Board issued ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under GAAP. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning January 1, 2018.

The Company has evaluated the new guidance and the adoption will not have an impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary

9. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

10. Subsequent events

The Company has evaluated events and transactions occurring subsequent to December 31, 2017. Management believes that no material events have occurred since December 31, 2017 that requires recognition or disclosure in the financial statement.